SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON D.C. 20549
                                 FORM 10-Q

          QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 1995
Commission file number 2-95458


                  GEMINI EQUIPMENT PARTNERS INCOME FUND VIII

                       1301 West Newport Center Drive

                       Deerfield Beach, Florida 33442

                               (305) 570-7676


               Virginia                         54-1385488
 (State of organization)    (I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes   X   No

Number of shares outstanding of each of registrant's classes of securities:
                                                  Number of Units
         Title of Each Class                    at March 31, 1995

Units of Limited Partnership Interest:
$500 per unit                                          26,374

                GEMINI EQUIPMENT PARTNERS INCOME FUND VIII


                                     Index




                                                       Page

                                                       Number
Part I. Financial Information

     Item 1. Financial Statements and Notes to Financial
             Statements.                                      3-7

          Balance Sheets as of March 31, 1995 and
          December 31, 1994.                                   3

          Statements of Operations, for the three months ended
          March 31, 1995 and March 31, 1994.                   4

          Statement of Partners' Equity (Deficit), for the
          Quarter ended March 31, 1995.                        5

          Statements of Cash Flows for the three months ended
          March 31, 1995 and March 31, 1994.                   6

          Notes to Financial Statements.                       7

     Item 2. Management's Discussion and Analysis of Financial
             Condition and Result of Operations.               8

Part II. Other Information

     Item 6. Exhibits and Reports on Form 8-K                  8


         Signatures.                                           9





 GEMINI EQUIPMENT PARTNERS INCOME FUND VIII
                              BALANCE SHEETS

                                    March 31,        December 31,
                                    1995             1994
                                    (Unaudited)

Assets

Cash & Cash Equivalents                 $  129,347     $   76,180

  Rent Receivable              [RECEIVABLES]50,875         53,824
  Less:  Allowance for Doubtful
    Accounts                   [ALLOWANCES](50,875)      (50,875)

Net Rent Receivable                              0         2,949

  Rental Equipment, at Cost         [PP&E]1,279,546    2,202,666
  Less:  Accumulated
    Depreciation           [DEPRECIATION](1,279,546)  (2,202,666)

Net Rental Equipment                             0             0

Due from General Partner                    10,112         28,745

Other Accounts Receivable                        0            516

          Total Assets    <TOTAL ASSETS>$  139,459     $  108,390


Liabilities and Partners' Equity

Accounts Payable                        $      608     $    7,500

Deferred Revenue                                 0         10,950

          Total Liabilities                    608         18,450

General Partner                             17,006         16,517
Limited Partners                           121,845         73,423

          Total Partners' Equity [OTHER-SE]138,851         89,940

          Total Liabilities and Partners' Equity
            [TOTAL-LIABILITY-AND-EQUITY]$  139,459     $  108,390


                     See Notes to Financial Statements

                GEMINI EQUIPMENT PARTNERS INCOME FUND VIII
                         STATEMENTS OF OPERATIONS
                                (Unaudited)

                                   Three Months Ended March 31,
                                       1995           1994


Revenues

  Rental income                         $    40,130    $   79,625
  Other income                                2,410     1,326,036
  Net Gain on sale of equipment              14,500        21,007

          Total Revenues     [TOTAL-REVENUES]57,040     1,426,668

Expenses

  Direct costs                                4,418        37,489
  Management fees                             2,408       119,449
  General and administrative                  1,303         1,593
  Depreciation                                    0        14,953

          Total Operating
          Expenses                [TOTAL-COSTS]8,129      173,484

          Net Income         [NET-INCOME]$    48,911   $1,253,184

Net Income Allocation

  General Partner                       $       489     $  12,532
  Limited Partners                           48,422     1,240,652

                                        $    48,911    $1,253,184

Net Income per Limited
Partnership Unit           [EPS-PRIMARY]$      1.84    $    47.04

Weighted Average Number of
Limited Partnership Units
Outstanding                                  26,374        26,374


                     See Notes to Financial Statements

                GEMINI EQUIPMENT PARTNERS INCOME FUND VIII
                 STATEMENTS OF PARTNERS' EQUITY (DEFICIT)
                                (Unaudited)



                             Limited        General
                             Partners       Partner         Total




Partners' Equity (Deficit),
  December 31, 1994          $   73,423     $  16,517    $ 89,940

Distributions                         0             0           0

Net Income                       48,422            489     48,911

Partners' Equity,
 March 31, 1995               $  121,845     $  17,006   $138,851



                     See Notes to Financial Statements

                GEMINI EQUIPMENT PARTNERS INCOME FUND VIII
                         STATEMENTS OF CASH FLOWS
                                (Unaudited)

                             For the Three Months Ended March 31,
                                        1995           1994

Cash flows from operating activities:

Net income                              $   48,911    $1,253,184
Adjustments to reconcile net income
  to net cash provided by
  operating activities:
Depreciation                                     0        14,953
Loss (gain) on sale of rental equipment    (14,500)      (21,007)

Change in assets and liabilities:
  (Increase) decrease in rents
  receivable                                 2,949        (1,794)
  (Increase) decrease in other accounts
  receivable                                   516    (1,301,113)
  (Increase) decrease in due from
  General Partner                                0         1,619
  Increase (decrease) in accounts
  payable                                   (6,892)       (2,682)
  Increase (decrease) in due to
  General Partner                           18,633        89,480
  Increase (decrease) in deferred
  revenue                                  (10,950)       10,950

Net cash provided by operating
activities                                  38,667        43,590

Cash flows from investing activities:
  Proceeds from sale of equipment           14,500        21,007

Net cash provided by
  investing activities                      14,500        21,007

Cash flows from financing activities:
 Principal payments on notes payable              0            0
 Distribution to partners                         0            0

Net cash used in financing activities             0            0

Increase (decrease) in cash &
  cash equivalents                           53,167        64,597

Cash & cash equivalents at
  beginning of year                          76,180        95,166
Cash & cash equivalents at end
  of quarter                             $  129,347     $ 159,763

                     See Notes to Financial Statements

                GEMINI EQUIPMENT PARTNERS INCOME FUND VIII
                       Notes to Financial Statements
                                (Unaudited)


Note 1 - Financial Statements

In the opinion of the Company, the accompanying unaudited financial statements contain only normal recurring accruals necessary to present fairly the financial position as of March 31, 1995, and the results of operations and the cash flows for the three month periods ended March 31, 1995 and March
31, 1994.


Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These statements should be read in conjunction with the financial statements and notes contained in the Company's annual report to shareholders for the fiscal year ended December 31, 1994. The results of operations for the three months ended March 31, 1995 are not necessarily indicative of operating results to be expected for the full fiscal year.


                GEMINI EQUIPMENT PARTNERS INCOME FUND VIII

                     PART I. FINANCIAL INFORMATION

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Net Income for the three months ended March 31, 1995 was $48,911 or $1.84 per limited partnership unit, compared to net income for the three months ended March 31, 1994 of $1,253,184 or $47.04 per limited partnership unit. The decrease in net income is attributed to proceeds from a settlement with Xerox in 1994. The partnership's pro-rata share of this settlement was $1,325,329, which was included in other income. Management fees related to the portion of the Xerox proceeds applicable to rental income were $114,671 and were contributed to the Partnership to effect the General Partner's capital balance. Declines in rental income were because of no new lease originations during 1995 and 1994. In addition, many leases sold, expired or renewed at lower rental amounts. Depreciation has declined because equipment has reached the end of its depreciable lives. Rental equipment declined $923,120 relating to the sale and scrapping of equipment. It is anticipated that all of the remaining equipment will be disposed of during 1995. Legal fees associated with the Xerox litigation in 1994 led to the $33,071 decrease in direct costs from $37,489 in 1994 to $4,418 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of funds for the period was the rental income. As of March 31, 1995, the Partnership had off-lease equipment with a cost of $1,279,546. As of March 31, 1995, the Partnership had returned approximately 96.8% of the limited partners' original investment through distributions. The Partnership expects that a cash distributions may be payable at an annualized rate of 5% in June 1995. The General Partner expects to close this Partnership in 1995.



                PART II. OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

 (a) Exhibits - None
 (b) Reports on Form 8-K
     The registrant was not required to file a report on Form 8-K during the three months ended March 31, 1995


                GEMINI EQUIPMENT PARTNERS INCOME FUND VIII
                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

GEMINI EQUIPMENT PARTNERS INCOME FUND VIII

By: FINALCO GROUP, INC.,
    sole General Partner of the registrant


By:/S/ Julia M. Decker            Vice President of Accounting,
   Julia M. Decker                Controller and Assistant
                                  Treasurer

Date:  May 12, 1995